Exhibit 2.1

Share Purchase Agreement

between

1.	STAAR Surgical AG,
Hauptstr. 104, 2560 Nidau
Switzerland
registered in the commercial register of the canton Bern under CH-073.3.004.855-3

- the "Seller" -
and

2.	Domilens Akquisitions GmbH,
registered in the commercial register at the local court Hamburg under HRB 112681,  Schleusenbrücke 1,
20354 Hamburg,

- the "Purchaser" -

- the Seller and the Purchaser together the “Parties” and each individually also a “Party”-

Table of Contents [not part of the notarization]

List of Definitions [not part of the notarization]

Actual EBIT	as defined in Section 3 Subsection 5.2
Agreement	as defined in Subsection 3 of the Preamble
Basket	as defined in Section 5 Subsection 5.3
BGB	as defined in Section 3 Subsection 3.3
Business	as defined in Subsection 1 of the Preamble
Business Day	as defined in Section 15 Subsection 15.8
Closing Date	as defined in Section 1 Subsection 1.1
Company	as defined in Subsection 1 of the Preamble
Debt	as defined in Section 4 Subsection 4.7 (2)
De-Minimis-Claim	as defined in Section 5 Subsection 5.3
Disclosed Documents	as defined in Section 5 Subsection 5.6
Distributions resolved and/or paid after 3.10.09	as defined in Section 2 Subsection 1
Domilens Merger	as defined in Subsection 3 of the Preamble
Domilens Merger Breach	as defined in Section 9 Subsection 9.2
Earn Out Amount	as defined in Section 3 Subsection 5.1
Earn Out Calculation	as defined in Section 3 Subsection 5.2
EBIT	as defined in Section 3 Subsection 5.2
Escrow Agreement	as defined in Section 3 Subsection 6
Escrow Amount	as defined in Section 3 Subsection 1
Financial Statements 10/2009	as defined in Section 4 Subsection 4.2
Former Domilens GmbH	as defined in Subsection 3 of the Preamble
Further Provisions	as defined in Section 4 Subsection 2
GmbHG	as defined in Section 1 Subsection 1.2
Initial Amount	as defined in Section 3 Subsection 1
Intellectual Property Rights	as defined in Section 4 Subsection 4.5.1
Key Employee/ Key Employees	as defined in Section 4 Subsection 4.8.2
Material Agreement/ Material Agreements	as defined in Section 4 Subsection 4.7
Net Purchase Price	as defined in Section 3 Subsection 3.1
Neutral Auditor	as defined in Section 3 Subsection 5.7
Party/ Parties	as defined in the recitals

Purchase Price	as defined in Section 3 Subsection 3.1
Purachaser	as defined in the recitals
Purchaser Representation	as defined in Section 8 Subsection 8.1
Relevant Year	As defined in Section 3 Subsection 5.1
Representations	as defined in Section 4
Seller	as defined in the recitals
Seller´s Bank Account	as defined in Section 3 Subsection 3.2
Sellers´s Knowledge	as defined in Section 4 Subsection 4.13
Shares	as defined in Subsection 2 of the Preamble
Signing Date	as defined in Section 3 Subsection 3.2
Stated Capital	as defined in Subsection 2 of the Preamble
Statement of Objections	as defined in Section 3 Subsection 5.6
Tax/ Taxes	As defined in Section 6 Subsection 6.2
Tax Breach	As defined in Section 6 Subsection 6.10
Third Party Claim	As defined in Section 5 Subsection 5.2

List of Annexes [not part of the notarization]

Annex Preamble 3	Merger Agreement with respect to the Domilens Merger
Annex 2.1	Distributions of Former Domilens and / or the Company
Annex 3.5.2	Definition of EBIT
Annex 3.6	Escrow Agreement
Annex 4.1.1 a)	Copy of the articles of association of the Company
Annex 4.1.1 b)	Copy of an excerpt of the commercial register of the Company
Annex 4.2(a)	Financial Statements 10/2009
Annex 4.2(b)	List of Further Provisions
Annex 4.3.1	List of real property leased or rented by the Company
Annex 4.3.2	List of other real property used by the Company
Annex 4.5.1	List of Intellectual Property Rights

Annex 4.5.2	List of written notices concerning pending proceedings, governmental hints and declacations of third parties indicating potential threats of Intellectual Property Rights
Annex 4.7(a)	List of Material Agreements
Annex 4.7(b)	Bundling Agreements
Annex 4.8.1	List of collective bargaining and material agreements with unions, workers´councils and similar organisations
Annex 4.8.2 a)	List of employees of the Company
Annex 4.8.2 b)	List of contracts, agreements, promises and employee compensation agreements relating to Key Employees
Annex 4.8.3	List of pension arrangements and similar arrangements with employees constituting claims against the Company of more than EUR 10,000.00 a year
Annex 4.9	List of insurance policies
Annex 4.10	List of pending lawsuits, court actions, similar proceedings or written threats of those actions involving an amount in dispute exceeding EUR 10,000.00
Annex 4.11	List of business transactions not having been conducted in the ordinary course of business
Annex 4.11(2)	Clarifying list of business transactions having been conducted in the ordinary course of business
Annex 4.13	List of individuals whose knowledge is imputed to the Seller´s Knowledge
Annex 5.5 (a)	Disclosed Documents
Annex 5.5 (b)	List of individuals whose knowledge is imputed to the Purchaser´s knowledge
Annex 8.5	Distribution Agreement
Annex 10.2	Declaration of consent

Preamble

1.
The Seller, a non-listed Swiss stock corporation with registered office in Nidau registered in the commercial register of the canton Bern under registration number CH-073.3.004.855-3 holds all shares (Geschäftsanteile) in the company Domilens GmbH, formerly filed with the commercial register under the trade name “Fentus 15. GmbH”, a German limited liability company (Gesellschaft mit beschränkter Haftung) with registered office in Hamburg, registered in the commercial register of the local court of Hamburg under registration number HRB 109119 (the “Company”). The object of the Company is the import, export, business and distribution of ophthalmic medical products in the territories of Germany and Austria (the “Business”). The Company may carry on any business which seems appropriate to achieve this object.

2.
The stated capital of the Company amounts to EUR 25,000.00 (the “Stated Capital”). The Stated Capital is divided into 25,000 shares in the nominal amount of EUR 1.00 each (the “Shares”), all of which are held by the Seller.

3.
Prior to the conclusion of this Share Purchase Agreement (the “Agreement”), the Company - by way of merger under dissolution without liquidation according to Section 2 para. 1 no. 1, Sections 4 et seq., Sections 46 et seq. German Transformation Act (Umwandlungsgesetz, UmwG) (merger through absorption) - has assumed all obligations and liabilities of the German limited liability company DOMILENS Vertrieb für medizinische Produkte GmbH, formerly registered in the commercial register of the local court of Hamburg under registration number HRB 38182 (“Former Domilens GmbH”). The merger agreement with respect to aforementioned merger between Former Domilens GmbH and the Company (“Domilens Merger”), including the respective application letters to the commercial register (Handelsregisteranmeldungen) and the merger registration notice (Eintragungsmitteilung) are attached to this Agreement as Annex Preamble 3. Upon registration of the Domilens Merger in the commercial register Former Domilens GmbH ceased to exist, whereas the Company assumed all obligations and liabilities of Former Domilens GmbH.

4.	The Company is not a shareholder in any other entity nor holds ownership interests, of whatever kind, in any other third party.

5.
The Purchaser is a limited liability company, which is indirectly held with a majority of its shares by a private equity fund and plans to carry out the acquisition of the Company involving a management buy-out. The Seller and the Purchaser have exchanged information with each other that is true and correct and that entitles each of the Seller and the Purchaser to determine that no clearance is required from, and no application needs to be made to, the German Cartel Office or any competition or anti-trust authority within the European Union or elsewhere with respect to a proposed or actual sale of the Shares by the Seller to the Purchaser.

6.	The Seller wishes to sell the Shares to the Purchaser, and the Purchaser wishes to acquire the Shares from the Seller under the terms and conditions of this Agreement.

Therefore, the Parties agree as follows:

Section 1
Sale and Transfer

1.1
On the terms and subject to the conditions of this Agreement the Seller hereby sells and, subject to the payment of the Initial Amount and the Escrow Amount pursuant to Sections 3.1, 3.2 and 3.6 to the Seller’s Bank Account stipulated in Section 3.2 and the escrow account specified in the Escrow Agreement stipulated in Section 3.6, transfers the Shares (including any and all rights and obligations pertaining to the Shares) to the Purchaser. The Purchaser accepts such sale and transfer. The date the Shares are transferred to the Purchaser is hereinafter referred to as the “Closing Date”.

1.2
The Seller and the Purchaser instruct the notary public to notify the commercial register pursuant to Section 40 (2) of the German Act on Limited Liability Companies (“GmbHG”) and to submit to the Company a shareholders’ list in accordance with Section 40 (2) GmbHG after the notary public has received evidence of the payment of the Initial Amount and the Escrow Amount.

1.3	The Seller undertakes not to pass any shareholders’ resolutions of the Company after the transfer of the Shares to the Purchaser has become effective in accordance with Section 1.1.

1.4
For the period between the effectiveness of the transfer of the Shares to the Purchaser in accordance with Section 1.1 and the time at which the Purchaser is regarded as shareholder vis-à-vis the Company in accordance with Section 16 para. 1 sentence 1 GmbHG, subject to the payment of the Initial Amount and the Escrow Amount having been made pursuant to Section 3.2 and 3.6, the Seller herewith grants to the Purchaser an irrevocable power of attorney to exercise without limitation all shareholder rights, including to pass shareholders’ resolutions of all kind, but expressly excluding the right to sign a declaration of subscription (Übernahmeerklärung). The Purchaser shall indemnify the Seller from any liability arising out of any action made on behalf of the Seller under the power of attorney granted in this Section 1.4.

1.5
The Seller undertakes to forward promptly following the effectiveness of the transfer of the Shares to the Purchaser in accordance with Section 1.1 anything that the Seller receives following such date in its capacity as shareholder of the Company (e.g. distributions, subject to Section 2).

Section 2
Distributions

2.1
The right to receive undistributed distributions and retained profits (Gewinnbezugsrechte) attributable to the current business year with respect to the Shares as well as all retained profits of the preceding business years (i.e undistributed profits carried forward and undistributed profits for which no resolution on their use has been adopted) of Former Domilens GmbH and the Company are for the account of the Purchaser. For the sake of clarification, Annex 2.1 sets out the distributions (Ausschüttungen) of Former Domilens and/or the Company which have been resolved and/or paid after 3 October 2009, and there are no unpaid distributions outstanding against active resolutions.

2.2
In the event that the competent tax authority imposes withholding tax (Kapitalertragsteuer) on the Company in connection with distributions made to the Seller by Former Domilens GmbH within the time period between 3 October 2009 and 22 December 2009, the Seller undertakes to assert claims for refund of the respective withholding tax vis-à-vis the competent tax authority and to assign such asserted claims to the Company. The assignment shall follow the requirements of Section 46 of the German Tax Code (Abgabenordnung, “AO”).

2.3
In the event that the competent tax authority imposes withholding tax (Kapitalertragsteuer) on the Company in connection with distributions made to the Seller within the time period between 23 December 2009 and the Closing Date, the Seller undertakes to assert claims for refund of the respective withholding tax vis-à-vis the competent tax authority and to assign such asserted claims to the Company. The assignment shall follow the requirements of Section 46 AO.

Section 3
Purchase Price; Net Purchase Price; Earn Out; Escrow

3.1
The total purchase price to be paid by the Purchaser to the Seller for the sale and transfer of the Shares (including any and all rights and obligations pertaining to the Shares) shall be an amount of EUR 10,512,100.00 (in words: Euro ten million five hundred twelve thousand one hundred) (the "Purchase Price") which shall be  reduced by adjustments with respect to distributed dividends and SOX expenses from EUR 10,512,100.00 by EUR 826,400.00 to EUR 9,685,700.00 (in words: Euro nine million six hundred eighty five  thousand seven hundred) (such amount of EUR 9,685,700.00 hereinafter referred to as the  "Net Purchase Price") . The Net Purchase Price shall be binding and final upon the Parties regardless of the accuracy of the aforementioned figures and adjustments.

3.2
The Net Purchase Price of EUR 9,685,700.00, except for a partial amount of EUR 100,000.00 which shall be paid pursuant to Section 3.6 hereof into an escrow account (such amount the “Escrow Amount”), i.e. an amount of EUR 9,585,700.00 (the “Initial Amount”) shall be due five Business Days after this Agreement is notarized (the day on which this Agreement is notarized the “Signing Date”) and paid in Euro by way of wire transfer free of any costs and fees into the following bank account of the Seller (the “Seller’s Bank Account”):

Account holder:	STAAR Surgical AG
Bank:	UBS AG, Bern, Switzerland
IBAN:	CH93 0027 2272 3516 9762 Z
Account number:	272-351697.62Z
Reference:	DOMILENS GmbH

3.3
Should the Initial Amount and the Escrow Amount not be paid when due and payable under this Agreement, the transfer of the Shares to the Purchaser shall not become effective in accordance with Section 1.1 until the Initial Amount and the Escrow Amount shall have been paid in full and the Purchaser shall pay to the Seller for any periods of default as default interest an amount constituting eight (8) per cent per annum above the then applicable base rate (Basiszinssatz) pursuant to Section 247 of the German Civil Code (“BGB”) of the sum that is not paid when due and payable. If the Initial Amount and the Escrow Amount have not been paid eight Business Days after the Signing Date at the latest, the Seller may rescind immediately this Agreement (Rücktritt vom Vertrag) by giving written notice to the Purchaser.

3.4
Any right of the Purchaser to set-off and/or to withhold any payments due under this Agreement is hereby expressly waived and excluded except for claims which are undisputed or awarded by final and absolute (rechtskräftig) judgment or settlement.

3.4a
The Parties agree (i) that the Company still owes to the Seller the management fees for the fourth quarter of 2009 in the amount of EUR 72,300.00 which shall be paid by the Company no later than 16 March 2010 and (ii) that the Seller does not have any claims for management fees for the period starting on 1 January 2010.

3.5	Earn Out

3.5.1
Subject to the terms and conditions set forth in this Section 3.5, the Seller shall be entitled to receive further payments in addition to the Net Purchase Price pursuant to Section 3.1 for the Shares sold by the Seller, depending on the performance of the Company in the financial years 2010, 2011 and 2012 (hereinafter referred to as the “Relevant Years” and each a “Relevant Year” and the consideration hereinafter referred to as the “Earn Out Amounts” and each an “Earn Out Amount”). The Earn Out Amounts shall be made in three annual installments independently from another, subject to the achievement of a certain performance of the Company in each of the Relevant Years as defined in Section 3.5.3 (1) through (3).

3.5.2
The Earn Out Amounts shall be calculated on the basis of the actual results of earnings before interest and taxes (“EBIT”) of the Company for the Relevant Year pursuant to the definition of EBIT set forth in Annex 3.5.2 (as adjusted to reflect that extraordinary items and events as described in more details in Annex 3.5.2 will not be taken into account) (hereinafter referred to as the “Actual EBIT”).

3.5.3	Based on the Actual EBIT, the Earn Out Amount for each Relevant Year shall be calculated as follows:

(1)	Relevant Year 2010

If the Company’s Actual EBIT amounts to a minimum of EUR 2,500,000.00 in the Relevant Year 2010, the Earn Out Amount for the Relevant Year 2010 shall be EUR 200,000.00. If the Company’s Actual EBIT is less than EUR 2,500,000.00 in the Relevant Year 2010, the Seller shall not be entitled to an Earn Out Amount for the Relevant Year 2010.

(2)	Relevant Year 2011

If the Company’s Actual EBIT amounts to a minimum of EUR 2,900,000.00 in the Relevant Year 2011, the Earn Out Amount for the Relevant Year 2011 shall be EUR 225,000.00. If the Company’s Actual EBIT in the Relevant Year 2010 was less than EUR 2,500,000.00 but the aggregate Actual EBIT for the Relevant Years 2010 and 2011 amounts to at least EUR 5,400,000.00, the Earn Out Amount for the Relevant Year 2011 shall be increased by EUR 200,000.00 to EUR 425,000.00.

If the Company’s Actual EBIT is less than EUR 2,900,000.00 in the Relevant Year 2011, the Seller shall not be entitled to an Earn Out Amount for the Relevant Year 2011.

(3)	Relevant Year 2012

If the Company’s Actual EBIT amounts to a minimum of EUR 3,500,000.00 in the Relevant Year 2012, the Earn Out Amount for the Relevant Year 2012 shall be EUR 250,000.00. If the Company’s Actual EBIT in the Relevant Year 2011 was less than EUR 2,900,000.00 but the aggregate Actual EBIT for the Relevant Years 2011 and 2012 amounts to at least EUR 6,400,000.00, the Earn Out Amount for the Relevant Year 2012 shall be increased by EUR 225,000.00 to EUR 475,000.00.

If the Company’s Actual EBIT is less than EUR 3,500,000.00 in the Relevant Year 2012, the Seller shall not be entitled to an Earn Out Amount for the Relevant Year 2012.

3.5.4
The Company’s Actual EBIT for each Relevant Year shall be derived (abgeleitet) from the audited financial statements of the Company for the financial years 2010, 2011 and 2012, as the case may be. As promptly as possible and in any event not later than 30 April of the year following the relevant financial year, the Company shall prepare and have audited, and Purchaser shall ensure that the Company prepares and has audited, the financial statements in accordance with the applicable provisions of the German Commercial Code and the German generally accepted accounting principles as consistently applied with past practice, maintaining the same accounting and valuation principles, methods and rules. The auditor certifying the financial statements shall at the same time calculate the respective Earn Out Amount for each Relevant Year in accordance with the provisions of this Section 3.5, applying the principles set forth in Annex 3.5.2 and Section 3.5.3 (hereinafter referred to as the “Earn Out Calculation”). Forthwith (unverzüglich) upon the audit of the financial statements of the Company for the respective financial year, the Purchaser shall deliver to the Seller the Earn Out Calculation for each Relevant Year together with a copy of the audited financial statements of the Company for its review.

3.5.5
The Seller and its auditors shall have full access to the management, employees, books and accounts as well as other financial data of the Company and to the working papers of the auditor of the Company as is reasonably necessary for the review of the financial statements and the Earn Out Calculation. The Purchaser shall procure that upon request of the Seller the Company grants such access and that the Company’s auditor shall be released from its professional confidentiality obligation for the benefit of the Seller and its auditor, and that upon such request the Company authorizes and instructs its auditor to grant access to its working papers and any related documentation to the extent it is necessary to review the Earn Out Calculation.

3.5.6
Within 30 Business Days as of the delivery of the Earn Out Calculation and the copy of the audited financial statements, the Seller shall submit to the Purchaser any objections against the Earn Out Calculation, as the case may be, by providing the Purchaser with a written statement of objections, specifying in reasonable detail the grounds for the objections (hereinafter referred to as the “Statement of Objections”). If and to the extent the Seller does not object during such period in such manner, the Earn Out Calculation shall become final and binding upon the Parties.

3.5.7
If and to the extent the Seller and the Purchaser cannot agree on the objections of the Seller as set forth in the Statement of Objections within 30 Business Days after receipt by the Purchaser of the Statement of Objections as duly submitted pursuant to Section 3.5.6, either the Seller or the Purchaser may present the not agreed objections to a neutral auditor from an auditing firm of international or German national recognition to be jointly designated by the Seller and the Purchaser within additional 15 Business Days (the “Neutral Auditor”) or, failing such agreement on the Neutral Auditor, each Party may request for the Neutral Auditor to be appointed by the Institute of Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V.) in Düsseldorf, to decide upon the issue in dispute by way of an arbitrary opinion (Schiedsgutachten). The Neutral Auditor shall only decide on the items in dispute as notified by the Purchaser in the Statement of Objections and shall give the Seller and the Purchaser adequate opportunity to present their views in writing and at a hearing to be held in the presence of the Seller and the Purchaser and/or their advisors. The Neutral Auditor’s decision shall be final and binding as among the respective Parties. The costs of the Neutral Auditor shall be allocated to the respective Parties in accordance with the rules set forth in Sections 91 et seq. of the German Code on Civil Procedure (Zivilprozessordnung).

3.5.8	The Earn Out Amount for each Relevant Year shall be due within one week after the Earn Out Calculation has become final and binding pursuant to Section 3.5.6 or Section 3.5.7, as the case may be.

3.5.9
Should the Purchaser during the period between Closing Date and the end of the Relevant Year 2012, i.e. 31 December 2012, (i) liquidate or dissolve the Company or (ii) sell and/or transfer the shares in the Company or conduct comparable actions which lead to a change-of-control in the voting rights in the Company or (iii) sell and/or transfer the material assets of the Company, the Seller shall be entitled to receive immediately upon such occurrence the amounts set out in the table below if the minimum enterprise values achieved in such event:

Enterprise Values achieved in Relevant Year below	at least EUR 17,251,000.00	at least EUR 20,011,200.00	at least EUR 24,151,400.00
2010	Earn Out Amount = EUR 600,000.00
2011		Earn Out Amount = EUR 400,000.00
2012			Earn Out Amount = EUR 250,000.00

Should there be any such occurrence, any such payment shall be additional to any Earn Out Amount that has been earned and shall not affect in any way any Earn Out Amount that may be due or that may become due with respect to any completed Relevant Year prior to such occurrence. In this case the right to any annual Earn Out Amount for the Relevant Year that is still incomplete and any future Relevant Year terminates.

3.5.10
In case that the Company is merged by way of universal succession under the German Transformation Act into the Purchaser or any other legal entity, such legal successor of the Company shall be deemed to be the Company  in the sense of this Section 3.5 and the provisions therein shall apply accordingly.

3.6
The Escrow Amount shall be due one week after the Signing Date and shall be transferred with reference "Domilens Escrow Amount" into an interest bearing bank account (Treuhandkonto) of the acting notary (the “Escrow Agent”), details of which are set out in the Escrow Agreement. At Signing of this Agreement the Seller and the Purchaser shall enter into an escrow account agreement with the Escrow Agent in the form and substance as attached in Annex 3.6 (“Escrow Agreement”).

The Escrow Agent is hereby irrevocably instructed to pay the Escrow Amount upon occurrence of the payment conditions (Auszahlungsbedingungen) as set out in the Escrow Agreement to the Seller and/or to the Purchaser, as the case may be.

Section 4
Seller’s Representations & Warranties

The Seller hereby guarantees to the Purchaser by means of an independent promise of guarantee (selbstständiges Garantieversprechen) within the meaning of Section 311 (1) BGB (hereinafter referred to as representations and warranties (“Representations”) that – within the scope and subject to the requirements and limitations provided in this Agreement, especially in Sections 4 and 5 - the following statements in this Section 4 are complete and correct as at the Signing Date and, unless explicitly made hereinafter as of a specific date, also on the Closing Date, and that the Seller will not take any measures or resolve on any issue which could make any of the following statements untrue or misleading. The Seller and the Purchaser agree and explicitly confirm that the Representations in this Section 4 shall not be qualified and construed as, quality guarantees concerning the object of the purchase (Garantie für die Beschaffenheit der Sache) within the meaning of Sections 443, 444 BGB, respectively, and that Section 444 BGB shall not and does not apply to the Representations contained in this Section 4.

4.1	Corporate Issues and Authority of the Seller

4.1.1
The statements made in the Preamble of this Agreement with respect to the Company are correct. The Company has been duly incorporated and is validly existing under German law. Annex 4.1.1 a) contains a correct copy of the articles of association of the Company, and Annex 4.1.1 b) contains a correct copy of an excerpt of the commercial register of the Company.

4.1.2	The Shares are fully paid up and have not been repaid. There are no obligations to make further contributions (keine Nachschusspflichten).

4.1.3
The Seller is the legal and beneficial owner of the Shares and is entitled to freely dispose of the Shares without the consent of third parties (including governmental authorities and courts). The disposal of the Shares does not violate or constitute any rights - of whatever kind - of third parties.

4.1.4
The Shares are unencumbered and free of any rights of third parties, and there are no obligations to grant or transfer to third parties such rights. The Company is not a shareholder in any other entity nor holds participations, of whatever kind, in any other third party.

4.1.5	No other party than the Seller, neither directly nor indirectly, owns, or has any rights to become the owner of, shares in the Company, and there exist no obligations to grant such shares or rights.

4.1.6	No application for the commencement of insolvency proceedings over the assets of the Company has been filed or commenced, and no such proceedings have been rejected on account of a lack of assets.

4.2	Financial Statements

The financial statements of the Company immediately following the merger with Former Domilens GmbH (Übernahmebilanz) as of 3 October 2009 (the “Financial Statements 10/2009”) as attached as Annex 4.2(a) have been prepared in accordance with German generally accepted accounting principles as consistently applied in accordance with past practice. The Financial Statements 10/2009 present a true and fair view, within the meaning of Section 264 (2) of the German Commercial Code (HGB) of the assets and liabilities (Vermögenslage), financial condition (Finanzlage) and results of operation (Ertragslage) of the Company for the period referenced therein. The Purchaser is aware of the fact that certain provisions (Rückstellungen) as set forth in Annex 4.2(b) have not been made or have not been made in a sufficient amount in the Financial Statements 10/2009 (“Further Provisions”). The Purchaser hereby acknowledges that the Further Provisions have been taken into account during the negotiation and determination of the Net Purchase Price, and, thus, the Purchaser shall not be entitled to any claims under this Section 4.2 with respect to the Further Provisions.

4.3	Real Property

4.3.1
Annex 4.3.1. contains a complete and correct list of real property leased or rented by the Company as of the Signing Date, whether as lessee or lessor. The Company is not the legal owner of any real estate.

4.3.2	Any other real property used by the Company as of the Signing Date but not listed in Annex 4.3.2 is not material for the operation of the Business.

4.4	Other Assets

The assets owned or lawfully used by the Company as of the Signing Date are sufficient to, and in a reasonably operational and maintenance condition (gebrauchsfähiger Zustand), fair wear and tear excepted, to continue the Business substantially in the same manner as conducted at the Signing Date.

4.5	Intellectual Property Rights

4.5.1
Annex 4.5.1 contains a complete and correct list of patents, trade marks and other registered intellectual property rights and internet domain names owned or used in connection with the operation of the Business by the Company as of the Signing Date (the “Intellectual Property Rights”).

4.5.2
Except as set out in Annex 4.5.2, the Seller has not received written notice from any third party that the Intellectual Property Rights are, as of the Signing Date, subject to any pending proceedings for opposition, cancellation, revocation or rectification which may negatively affect the operation of the Business nor, to the Seller’s Knowledge, are the Intellectual Property Rights being materially infringed by third parties. Except as set out in Annex 4.5.2, the Seller has not received written notice from any governmental authority that any fees necessary to maintain the Intellectual Property Rights have not been paid, any necessary renewal applications have not been filed, or that any other material steps necessary for the maintenance of the Intellectual Property Rights have not been taken. To the Seller’s Knowledge and except as set out in Annex 4.5.2, the Business does not materially infringe any intellectual property rights of third parties. The trademark “Domilens” as used in the Business is owned by the Company and, to the Seller’s Knowledge, not subject to any third party rights.

4.6	Compliance with Laws and Permits

The Company holds, as of the Signing Date, all permits and licences which are required, if any, under applicable public laws (Öffentliches Recht) in order to conduct its Business as presently conducted and which are material for its Business. To the Seller’s Knowledge there are no threats of any revocation or restriction or subsequent orders (nachträgliche Anordnungen) relating to any such permits or licences after the Closing Date which would negatively affect the Business in any material respect. The Company conducts its Business in compliance with such permits and licences and all applicable laws and regulations that are material to the Business.

4.7	Material Agreements

Annex 4.7(a) contains a complete and correct list of material agreements as described below to which the Company, as of the Signing Date, is party and of which the main obligations have not yet been completely fulfilled (together the “Material Agreements” and each a “Material Agreement”):

(1)
rental and lease agreements relating to real estate which, individually, provide for annual payments of EUR 32,000.00  or more and which cannot be terminated by the Company on 6 months or less notice without penalty;

(2)
loan agreements, bonds, notes or any other instruments of monetary debt (other than trade payables, customer accounts, credits, allowances, refunds, rebates, discounts, deferred payments or other liabilities) (“Debt”) involving any third party outside the Company and, individually, for an amount of EUR 32,000.00 or more;

(3)	guaranties, indemnities and suretyships issued for any third party other than the Company, in each case, for an amount of EUR 32,000.00 or more;

(4)
written and, to the Seller’s Knowledge, oral agreements with suppliers (other than the Seller or its affiliates) with a duration of more than one year, in each case, for an amount of EUR 32,000.00 or more;

(5)	movable property rent or lease agreements, either as lessee or lessor, involving an annual rent or lease payment of more than EUR 30,000.00 per asset;

(6)
license agreements, either as licensee or licensor, relating to intellectual property rights, whether registered or not, involving the payment to or from the Company of an annual license fee of more than EUR 30,000.00;

(7)	advisory or service agreements (Beratungs- oder Dienstleistungsverträge),either as service provider or principal, with an aggregate annual gross compensation of more than EUR 30,000.00; and

(8)
any continuing obligations (Dauerschuldverhältnisse) (other than any agreements described in Sections 4.7 (1) through (7) or described in Sections 4.8 or 4.9, irrespective in each case of any materiality threshold set forth in such Sections) which (i) cannot be terminated by the Company on 6 months or less notice without penalty and which provide for annual obligations of the Company in excess of EUR 32,000.00  or (ii) upon their termination result in compensation claims against the Company of more than EUR 32,000.00 per year.

To the Seller’s Knowledge, all of the Material Agreements are, as of the Signing Date, in full force and effect. To the Seller’s Knowledge there has not been any notice of termination of any of the Material Agreements that has been served on the Company. To the Seller’s Knowledge, the Company is not in any material breach of any of the Material Agreements.

Annex 4.7(b) contains a list of bundling agreements with certain of the Company’s customers to which the Company is a party as of the Signing Date. The Seller hereby explicitly excludes any liability with respect to any bundling agreements, in particular, but not limited to, such bundling agreements as listed in Annex 4.7(b). The Purchaser hereby agrees to the exclusion of liability. For the sake of clarification: The Parties acknowledge that none of the bundling agreements shall be deemed to be a Material Agreement.

4.8	Employees

4.8.1
Annex 4.8.1 contains, as of the Signing Date, a complete and correct list of collective bargaining and material agreements with unions, workers’ councils and similar organisations by which the Company, as of the Signing Date, is bound.

4.8.2
Annex 4.8.2(a) contains, as of the Signing Date, a complete and correct list of employees of the Company. Annex 4.8.2(b) contains, as of the Signing Date, a complete and correct list of written and, to the Seller’s Knowledge, verbal, contracts and agreements and promises relating to employees who are entitled, as of the Signing Date, to receive in the calendar year 2009 a gross annual base salary (excluding fringe benefits, such as incentives, stock options or appreciation rights, company car and other benefits) in excess of EUR 60,000.00 (such employees collectively the “Key Employees” and each of them a “Key Employee”) as well as all bonus, pension, compensation, profit sharing or other written and, to the Seller’s Knowledge, verbal, employee compensation arrangements applicable to any of the Key Employees. Except as set forth in Annex 4.8.2(b), as of the Signing Date, none of the Key Employees has given notice of termination of his or her employment. None of the Key Employees has been awarded or otherwise been promised any payment or any other monetary benefit in connection with the transactions contemplated by this Agreement that is payable by the Company, the Seller or the Seller’s affiliates.

4.8.3
Annex 4.8.3 contains a complete and correct list of any pension arrangements or other post retirement benefit schemes, participation in profit or sales or other bonus payments and all similar arrangements in each individual case or the aggregate of all cases resulting in any payment by the Company to any employee of more than EUR 10,000.00 per year.

4.9	Insurance

Annex 4.9 contains a complete and correct list of all insurance policies of the Company and/or for the benefit of the Company. To the Seller’s Knowledge, the Company has not received written notice from any third party that the insurance policies listed in Annex 4.9 are not valid and in full force or that any premiums due under the above policies have not been duly paid up to the Signing Date. To the Seller’s Knowledge, there are no circumstances due to which any such policy may be voidable.

4.10	Litigation

There are no lawsuits, court actions or similar proceedings before a court of justice, arbitration panel or an administrative authority involving an amount in dispute (Streitwert) exceeding EUR 10,000.00 in each individual case on the Signing Date pending (rechtshängig) or, to the Seller’s Knowledge, threatened in writing to be filed against the Company, except those disclosed in Annex 4.10.

4.11	Ordinary Course of Business

Except as set forth in Annex 4.11 and except with respect to the distributions as described in Section 2.1 hereof, the Domilens Merger, the purchase and/or repayment of Debt by any affiliate of the Company, and changes in estimates and projections of the Company disclosed in writing by the Seller to the Purchaser prior to the Signing Date, (i) from 3 October 2009 until the Signing Date, the business operation of the Company and (ii) from 1 January 2009 until the Signing Date, the business operation of Former Domilens GmbH have been conducted in the ordinary course of business and substantially in the same manner as before, and there has been no material adverse change with respect to the Business taken as a whole. In particular, subject to the exceptions set forth in the prior sentence, the Company from 3 October 2009, and Former Domilens GmbH from 1 January 2009, until the Signing Date, have not:

(1)	declared any dividend or made any other distribution except for such distributions as set forth in Section 2;

(2)
undertaken to make any capital expenditure or entered into any contract or commitment outside the ordinary course of business; for the avoidance of doubt, the Purchaser hereby acknowledges that in particular, but not limited to, the expenses, payments, commitments and provisions made or incurred by the Company after 3 October 2009 as set out in Annex 4.11(2) have occurred within the ordinary course of business;

(3)	acquired or disposed of any fixed asset relating to its Business outside the ordinary course of business and other than at arm’s length conditions;

(4)
as from 3 October 2009 incurred any Debt or other indebtedness which would have to be reflected in the annual financial statements of the Company as of 31 December 2009 vis-à-vis third parties except as in the ordinary course of business;

(5)	made any advance or extended any Debt to any third party outside the ordinary course of business;

(6)	made any material change in the terms of employment (including compensation) of any Key Employees other than in the ordinary course of business;

(7)	undertaken any structural measures pursuant to the German Transformation Act (Umwandlungsgesetz, UmwG).

4.12	No other Seller’s Representations

4.12.1
The Purchaser explicitly acknowledges that it is purchasing and acquiring the Shares and the Business in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto, and that it is undertaking the acquisition based upon its own inspection, examination and determination without reliance upon any express or implied representations, warranties or guaranties of any nature made by the Seller except for the guarantees expressly given by the Seller under this Agreement.

4.12.2	Without limiting the generality of the foregoing, the Purchaser acknowledges that the Seller gives no representation, warranty or guarantee with respect to

(1)
any projections, estimates or budgets delivered or made available to the Purchaser of future or estimated revenues, future or estimated results of operations (or any component thereof), future or estimated cash flows or future or estimated financial condition (or any component thereof) or the future or estimated business operations of the Company;

(2)
any other information or documents made available to the Purchaser or its counsel, accountancy or advisors with respect to the Business or the Company, including, but not limited to, the Information Memorandum and the information provided during the management presentation delivered on 8 September 2009, except as expressly set forth in this Agreement; or

(3)	any tax matter except as provided for in Section 6.

4.13	Seller’s Knowledge

In this Agreement, the knowledge of the Seller (the “Seller’s Knowledge”) shall solely encompass the actual knowledge (positive Kenntnis) and gross negligent lack of knowledge (grob fahrlässige Unkenntnis) after reasonable inquiry as of the Signing Date of the individuals listed in Annex 4.13.

Section 5
Legal Consequences

5.1
If any of the Seller's Representations under Section 4 is wholly or partially breached, the Purchaser may demand from the Seller that it shall be placed in the position in which it would have been had the Representation not been breached (Naturalrestitution). If the Seller is unable to achieve this position within forty-five (45) days after having been notified by the Purchaser of the breach in writing, the Purchaser may only claim for monetary damages (Schadensersatz in Geld), including consequential damages (Folgeschäden), indirect losses (mittelbare Schäden) and loss of profits (entgangener Gewinn) as far as such damages and/or losses are reasonably foreseeable (vorhersehbar) at the Signing Date and covered by the defined scope of coverage of the specific Representation which has been breached. Damages shall, however, in any case not cover internal administration or overhead costs and/or frustrated expenses (vergebliche Aufwendungen).  If the damages of the Purchaser are based on the fact that a third party asserts claims against the Company that are in breach of this Agreement, the Seller may fulfil its duty to remedy the breach also by indemnifying and holding harmless the Company against such third party claims and reasonable costs and expenses related to the defence of such third party claims.

5.2
In the event that in connection with a breach of a Representation any claim or demand of a third party is asserted against the Purchaser or the Company (“Third Party Claim”), the following shall apply:

(1)
Claims against the Seller in connection with such a breach may only be asserted if the Purchaser has made available to the Seller a copy of the Third Party Claim or demand and of all material (including time-sensitive) documents, including all court correspondence and all correspondence between the Purchaser and/or the Company and the third party related to the Third Party Claim.

(2)
In no event shall the Purchaser or the Company be entitled to acknowledge or settle a Third Party Claim or permit any such acknowledgment or settlement without the Seller’s prior written consent to the extent that such Third Party Claims may result in a liability of the Seller under this Agreement.

(3)
The failure of the Purchaser to fully comply with its obligations under this Section 5.2 shall release the Seller from its respective obligations under Sections 4 and 5 unless and to the extent the Purchaser can prove that such failure did not have a negative impact on the Seller’s liability under this Agreement.

5.3
The Purchaser may claim damages against the Seller in connection with a breach of a Representation pursuant to Section 4 only if such individual claim or a series of claims exceeds the amount of EUR 10,000.00 (in words: Euro ten thousand) (hereinafter the “De-Minimis-Claim”) and the amount of all claims for damages to be taken into account exceeds the amount of EUR 75,000.00 (in words: Euro seventy five thousand) in the aggregate (hereinafter the “Basket”). If the claims for damages to be taken into account exceed the Basket, the Purchaser may claim the full amount of the claims.

5.4
The Seller shall not be liable for, and the Purchaser shall not be entitled to claim for, any damages of the Purchaser under or in connection with a Representation pursuant to Section 4 if and to the extent that

(1)
the matter to which the claim relates is specifically provided for or noted in the Financial Statements 10/2009, or reserves (Rückstellungen) contained in the Financial Statements 10/2009 may be reversed, or the value of assets which had been depreciated has been reinstated in prior accounts (Wertaufholung), or accounts receivable which had already been written off, in whole or in part, are fulfilled by the respective debtors after the Closing Date; or

(2)	any damages of the Purchaser are covered by existing insurance policies; or

(3)	any damages of the Purchaser are covered by enforceable claims against other third parties.

5.5
With the exception of claims based on a breach of Section 4.1, the Seller shall not be liable if and to the extent that the Purchaser raises any claim under Sections 4 through 5 if the underlying facts or circumstances to which the claim relates were known by the Purchaser. For the purpose of this Section 5.5, the Purchaser’s knowledge shall be limited to those underlying facts or circumstances reasonably apparent from the information provided to the Purchaser prior to entering into this Agreement on the basis of a thorough review of the status of the Company and the Business from a commercial, financial and legal perspective, including, but not limited to, a review of the documents identified in Annex 5.5(a) and disclosed in the data room (hereinafter referred to as the “Disclosed Documents”). For the purposes of this Section 5.5 the facts and circumstances that were explicitly disclosed in the Disclosed Documents, the information memorandum sent to the Purchaser’s advisors on 23 July 2009, the management presentation presented by the Company’s management on 8 September 2009, and during subsequent meetings or in this Agreement or its Annexes are deemed to be known by the Purchaser. The knowledge of the persons listed in Annex 5.5(b) shall be imputed to the Purchaser.

5.6
The Seller's aggregate liability for any claims under this Agreement (including, for the avoidance of doubt, claims for restitution in kind but except for any claims for performance (Erfüllungsansprüche)) is limited to 75% of the Net Purchase Price pursuant to Section 3.1, other than in the case of claims for breach of Section 4.1 and/or Section 6 and/or indemnity claims pursuant to Section 9 and/or claims for breach of Section 12, for which the Seller’s aggregate liability shall be limited to 100% of the Net Purchase Price pursuant to Section 3.1.

5.7
Any further claims on the part of the Purchaser against the Seller under this Agreement going beyond the Seller's obligations and Representations contained herein are - whatever the legal reason - expressly excluded, unless mandatory liability law applies for intent (Vorsatz) or fraud (Arglist). Claims on the part of the Purchaser for rescission following avoidance on the grounds of error (Anfechtung wegen Irrtums) from this Agreement are, notwithstanding anything herein to the contrary, expressly excluded. Except for the rescission right provided for in Section 3.3, otherwise notwithstanding anything herein to the contrary, any claims for withdrawal (Rücktritt) are expressly excluded. Claims for reduction of the Net Purchase Price (Minderung) due to statutory warranty claims (gesetzliche Gewährleistungsrechte) shall also be excluded.

5.8	The limitation periods (Verjährungsfristen) shall be as follows:

(1)
All claims of the Purchaser based on a breach of a Representation contained in Section 4.1 shall become time-barred (verjähren) upon the expiration of a period of seven (7) years after the Closing Date.

(2)
All remaining claims of the Purchaser based on the breach of a Representation against the Seller in connection with this Agreement shall become time-barred upon the expiration of a period of eighteen (18) months after the Closing Date.

5.9
The limitation periods set forth in Section 5.8 shall be suspended (gehemmt) as soon as the Purchaser has notified the Seller in writing and with a short description of the reasons underlying the claim within the limitation period that it intends to bring a claim against the Seller. Such suspension shall expire six months from receipt of such notification by the Seller unless the Purchaser commences legal proceedings against the Seller within such period or takes any other actions in accordance with Sections 203, 204 BGB within such period.

5.10	Section 254 of the German Civil Code shall remain unaffected, i. e. the Purchaser is in particular obliged to prevent the occurrence of any damages and to limit the scope of any damages incurred.

5.11
Payments of the Seller to the Purchaser pursuant to this Agreement shall be considered to be a reduction of the Net Purchase Price. To the extent the Seller makes any payment directly to the Company, in the relationship between the Purchaser and the Company, this shall be considered to be a capital contribution on behalf of the Purchaser.

Section 6
Taxes

6.1
In addition to the Representations made under Section 4, the Seller hereby guarantees to the Purchaser by means of an independent promise of guarantee (selbstständiges Garantieversprechen) within the meaning of Section 311 (1) BGB, for which the restrictions set forth in Section 5 shall apply accordingly unless explicitly provided for in this Section 6, that the following is correct as at the Closing Date:

All taxes within the meaning of Section 3 of the German Tax Code (Abgabenordnung), all public social security payments (Sozialversicherungsbeiträge) and any other tax imposed by any governmental authority responsible for the imposition of such tax (each a “Tax” and together the “Taxes”) imposed on the Company which relate to completed assessment periods (steuerliche Veranlagungszeiträume) ending on or before the Closing Date have been duly filed by the due date for such assessment period, paid on time or – in case such Taxes have not been due on or before the Closing Date – are reflected in the Financial Statements 10/2009 as a liability or a Tax accrual. Hidden profit distributions (verdeckte Gewinnausschüttungen) have not been made.

6.2
Subject to, and limited by, the provisions set forth in this Section 6, the Seller hereby undertakes to indemnify the Purchaser from all Tax liabilities relating to the Company  and to the period prior to the Closing Date, except to the extent such Tax liabilities

(a)	are provided for in the Financial Statements either as a liability (Verbindlichkeit) or as a pro-vision or reserve (Rückstellung);

(b)	are the result of any transaction or act directly or indirectly initiated by the Purchaser or the Company following the Closing Date;

(c)
can be offset against Tax loss carry-backs or Tax loss carry-forwards, provided, however, that any use or reduction caused directly or indirectly by the Purchaser other than as a result of purchasing the Company of such Tax loss carry-backs or Tax loss carry-forwards shall be disregarded; or

(d)	are the result of any change in the accounting or taxation policies introduced following the Signing Date, unless such change is required in order to comply with laws or administrative guidelines.

6.3
Payments to be made by the Seller as a result of any claim by the Purchaser under this Agreement shall be reduced by any Tax benefits incurring to the Company and relating to assessment periods ending after the Closing Date which are attributable to the event or claim giving rise to such payment, e.g. Tax deductions resulting from higher depreciation (Phasenverschiebungen). Such reduction amount shall be calculated as the net present value of the future benefits as of the day of the Seller’s compensation payment with an interest rate of 6 % p.a.

6.4
The Purchaser shall pay to the Seller any Tax refund (Steuererstattung) (including any claim for repayment of any Tax) or Tax credit (Steuerguthaben) received by the Company after the Closing Date which is attributable to an assessment period ending on or before the Closing Date, if and to the extent such refund or credit is not reflected as an asset in the Financial Statements 10/2009 unless such refund or credit in one assessment period is compensated by corresponding higher Taxes in other assessment periods. The same shall apply in the event that accruals/reserves and liabilities relating to Taxes to be imposed for assessment periods ending on or before the Closing Date prove to exceed the actual Tax burden as determined by the competent Tax authorities by a final and binding assessment. The Purchaser shall inform the Seller without undue delay (unverzüglich) of any such Tax refunds or credits.

6.5	Claims against the Seller resulting from a breach of a guarantee pursuant to Section 6.1 or for indemnification pursuant to Section 6.2 shall be handled as follows:

(1)
The Seller  shall be given the opportunity to take part in any Tax inspection or other audit carried out by a competent authority relating to assessment periods ending on or before the Closing Date and relating to issues resulting in an asserted breach of a guarantee set forth in Section 6.1 or the indemnification set forth in Section 6.2;

(2)	the Purchaser or the Company shall inform the Seller without undue delay (unverzüglich) of the announcement and/or the commencement of such Tax inspections or other audit;

(3)
after the Seller has been informed pursuant to sub-paragraph (2) above and the Seller has requested the Purchaser to procure that the Company objects or appeals, the Purchaser shall procure without undue delay that the Company objects to or appeals against any Tax assessment (Steuer- oder Abgabenbescheid) detrimental to the Seller and – if requested by the Seller – litigates any dispute on Taxes with the authority, in each case in accordance with the specific instructions of the Seller which shall include drafts of any written correspondence required with the tax authorities and submissions required for legal proceedings unless (i) an agreement can be reached with regard to the result of an investigation or audit with the express consent of the Seller or (ii) the instructions of the Seller lead to direct disadvantages for the Company for the period following the Closing that outweigh the potential claim against the Seller. Any costs and expenses incurred by an objection or appeal made at the request of the Seller other than the Company’s own (internal) costs shall be borne by the Seller;

(4)
the Purchaser shall procure that after the Closing Date the Seller and its advisors and other representatives of the Seller shall have access to accounting, financial, Tax and other records, including internal and external correspondence (and shall allow them to make copies thereof), as well as to other information, management, employees and auditors of the Company, in each case for the period until the Closing Date, as long as and to the extent necessary or useful to the Seller in connection with any claims under this Section 6. The Purchaser shall keep, and procure that the Company keeps, all books and records relating to any period prior to the Closing Date in accordance with and during the periods required under applicable law. The Purchaser agrees to cause the Company to give the Seller reasonable notice prior to transferring or destroying any books or records of the Company relating to any matters which may be relevant with respect to any obligation or claim of the Seller under or in connection with this Section 6 and, if the Seller so requests, to deliver such books or records to the Seller. To the extent that the Seller requires original documents, the Purchaser shall forward such books and records to the Seller, and the Seller shall return them immediately after the Seller no longer requires these documents.

6.6
If the Purchaser fails to comply with any of its obligations provided for in Section 6.5 in any material respect, it shall not be entitled to any claims under this Section 6 against the Seller if the failure to do so has negatively affected the ability of the Seller to appeal a Tax assessment. If the Parties are in dispute regarding the question whether or not the respective failure of the Purchaser to materially comply with  its obligations provided for in Section 6.5, has negatively affected the ability of the Seller to appeal a Tax assessment, the Purchaser shall be under the burden of proof in this respect.

6.7
Payments by the Seller to the Purchaser pursuant to this Section 6 shall be made within ten Business Days following a written notice by the Purchaser, provided that the Seller shall not be required to make any payment earlier than five Business Days before such Taxes are due for payment to the tax authority. In case of any Tax being contested in accordance with Section 6.5 (3), a payment of such Tax to the tax authority will be considered due on the date on which the Seller has to make a payment. Payments by the Purchaser pursuant to Section 6.4 shall be made within ten Business days after the relevant decision of the tax authority resulting in a Tax refund.

6.8
If and to the extent the Purchaser receives amounts of the Escrow Amount from the Escrow Account pursuant to Section 3.6 hereof, such payment shall accordingly reduce any liability under this Agreement.

6.9
All claims of the Purchaser based on a breach of a guarantee contained in Section 6.1 and for indemnification pursuant to Section 6.2 and claims of the Seller pursuant to Section 6.4 shall become time-barred six (6) months after the final and binding assessment (formell bestandskräftige Festsetzung) of the relevant Taxes.

6.10	All claims of the Purchaser based on a breach of a guarantee contained in Section 6.1 and for indemnification pursuant to Section 6.2 (“Tax Breach”) shall be subject to the limitations of Section 5.6.

Section 7
Period until the Closing Date

7.1
The Seller undertakes and procures, unless otherwise provided in this Agreement, that the Business of the Company during the period between Signing Date and Closing Date will be conducted in the ordinary course of business and that the Company will neither take extraordinary measures nor omit to take material measures with the consequence that the Representations of the Seller in this Agreement become incorrect.

7.2
During the period between Signing Date and Closing Date the Seller will not take, cause or perform any extraordinary management measures without the prior written consent of the Purchaser, in particular it shall not increase the salaries of employees. During the period between Signing Date and Closing Date the Seller will neither resolve on any amendments of the articles of association of the Company nor resolve on any profit distributions.

Section 8
Representations and Covenants of the Purchaser

8.1	The Purchaser hereby guarantees by way of an independent promise of guarantee pursuant to Section 311 (1) BGB (“Purchaser Representation”) the following:

(1)	The statements made by the Purchaser in the Preamble of this Agreement are correct.

(2)
The execution and performance by the Purchaser of this Agreement and the consummation of the transaction contemplated herein do not (i) violate the articles of association or by–laws of the Purchaser nor (ii) violate any applicable law, regulation, judgement, injunction or order binding on the Purchaser, and (iii) there is no action, law suit, investigation or proceeding pending against, or to the knowledge of the Purchaser threatened against, the Purchaser before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or delay the transaction contemplated herein.

(3)
The Purchaser has sufficient immediately available funds or binding financing commitments to pay the Net Purchase Price and to make all other payments required to be made under or in connection with this Agreement.

8.2
In the event that the Purchaser is in breach of any Purchaser Representation pursuant to Section 8.1, the Purchaser shall indemnify and hold harmless the Seller from any damages incurred by the Seller. All claims of the Seller arising under this Section 8.1 and 8.2 shall become time–barred five years after the Closing.

8.3
The Purchaser shall procure that after the Closing Date the Seller and its representatives are given reasonable access to, and are allowed to make copies of, (i) the annual books of accounts for the fiscal year 2009 ending on 1 January 2010 and (ii) the books of account for the first and second quarter of the fiscal year 2010 as well as any other financial information required to achieve the deconsolidation on the Closing Date or, if the Closing Date is not the last day of a month, on the end of the month following the Closing Date. The Purchaser shall procure that after the Closing Date the Seller and the Seller’s ultimate shareholder, STAAR Surgical Company, and their advisors shall have access to accounting, financial, Tax and other records, including internal and external correspondence (and shall allow them to make copies thereof), as well as to other information, management, employees and auditors of the Company to the extent required by the Seller and/or the Seller’s ultimate shareholder, STAAR Surgical Company, for the preparation, investigation and audit of their financial statements.

8.4
To the extent that after the Closing Date a third party raises a claim against the Seller which is due to a legal relationship between such third party and the Company, the Purchaser shall hold harmless and indemnify the Seller from any such claim as well as any costs and expenses incurred in connection therewith in the event that the claim is based on actions taken by the Company after the Closing Date. The Parties agree by way of an agreement in favour of third parties in the sense of Section 328 BGB that sentence 1 of this Section 8.4 shall apply accordingly in the event that the third party raises a claim against a company which is affiliated to the Seller within the meaning of Section 15 of the German Stock Corporation Act or any of its members of the management board, supervisory board or similar board, or employees or shareholders.

8.5
Prior to the date hereof, the Company on the one side and STAAR SURGICAL AG, STAAR Surgical Company, and STAAR Japan Inc. on the other side have concluded the Distribution Agreement attached as Annex 8.5. For the sake of clarification the Parties hereby acknowledge that any previously accepted orders placed by the Company at STAAR Surgical Company and/or STAAR Surgical Company’s affiliates which have not been delivered and/or paid at the Signing Date as well as all intercompany trade payables and intercompany trade receivables under these orders shall remain unaffected by the conclusion of this Agreement and the Distribution Agreement.

8.6
The Purchaser hereby undertakes to the Seller that the Purchaser shall (i) procure that the Company is able at all times to fulfil its financial obligations and further does not encounter a financially distressed situation or the threat of an insolvency or similar procedure and (ii) refrain from liquidation or winding up of the Company and/or its operations for a period of 12 months after the Closing Date.

8.7
The Purchaser hereby undertakes to the Seller that the Purchaser shall procure that the Company transfers within 15 Business Days after the Signing Date and free of any charge to the Seller or a company nominated by the Seller all rights in the German trademark “STAAR Gel”, registered under the registration number 300698860. The Purchaser shall procure that the Company provides any declaration and carries out any act which may be or become necessary for the Seller or the nominated company to receive ownership of the trademark “STAAR Gel” and to have the transfer of rights registered in the respective trademark register.

Section 9
Indemnification

9.1
The Seller hereby undertakes to indemnify the Purchaser for any loss suffered by the Purchaser arising from any claims against the Company raised by persons other than the Seller who were or claim to be or to have been former shareholders of Former Domilens GmbH arguing, inter alia, that they lost their shares or rights to their shares in Former Domilens GmbH as a result of the Domilens Merger.

9.2	All claims of the Purchaser for indemnification pursuant to Section 9.1 shall be limited in the aggregate to 100% of the Net Purchase Price pursuant to Section 3.1.

9.3	The period of limitation for all claims of the Purchaser under this Section 9 shall become time-barred (verjähren) upon the expiration of a period of seven (7) years after the Closing Date.

Section 10
Consents

10.1
Waiving all time limits and formal requirements prescribed by law or by the articles of association with regard to the convening and holding of shareholder’s meetings the Seller as the sole shareholder of the Company hereby holds an extraordinary shareholder’s meeting and resolves as follows:

The shareholder’s meeting hereby consents to the transfer of the Shares pursuant to this Agreement. There being no further resolutions, the meeting is closed.

10.2	The Company declared its consent to the sale and transfer of the Shares from the Seller to the Purchaser. The original of the declaration of consent is attached as Annex 10.2.

Section 11
Confidentiality and Press Releases

11.1
The Parties undertake that any matter in connection with this Agreement, the conclusion and execution of this Agreement and its content, shall be maintained in confidence, provided the disclosure is not mandatory under applicable disclosure law. The Purchaser agrees that the Seller and its ultimate shareholder may disclose the existence and content of this Agreement pursuant to applicable securities laws if the Seller and its ultimate shareholder reasonably determine that such disclosure is required. The Seller agrees that the Purchaser discloses the existence and content of this Agreement to such financial institutions which finance the transaction contemplated under this Agreement.

11.2	Subject to Section 11.1 the Parties shall cooperate in issuing a press release or similar statements regarding this Agreement.

11.3
In the unlikely event that this Agreement is terminated without the Closing having been consummated, the Purchaser undertakes to keep confidential all information received from the Seller in connection with the transactions contemplated by this Agreement and to return all documents and information embodied otherwise which it received from the Seller, together with any copies thereof, and to destroy all documents and information embodied otherwise it produced based on information received from the Seller, unless such information is in the public domain without breach of a confidentiality obligation towards the Seller. The Purchaser shall not be entitled to any retention right with respect to such documents or information.

Section 12
Covenant Not to Compete

12.1
The Seller undertakes for a period of two (2) years from the Closing Date, however in any case only for a period legally permissible, not to engage in any activity which would, directly or indirectly, compete in Germany and/or Austria with or result in competition with the Business of the Company. In particular, the Seller shall not during such period establish or acquire, or acquire shares in, any business or business entity in Germany and/or Austria which would, directly or indirectly, compete in Germany and/or Austria with the Business of the Company. However, the Seller shall be entitled (i) to acquire any company or business that at the time of such acquisition sells products such company or business itself manufactures (not third party products) into Germany and/or Austria which are in competition with the products sold or distributed by the Company and (ii) to acquire shares in any company listed on a stock exchange. It is further understood that the Seller and/or the Seller’s affiliates shall in no way be limited from selling or distributing to the Company, or any affiliates that may be formed hereafter.

The Seller and/or the Seller’s affiliates (verbundene Unternehmen), including without limitation STAAR Surgical Company and STAAR Japan Inc., shall also be entitled to directly or indirectly sell or distribute any of their products in Germany and/or Austria to the extent permitted by the Distribution Agreement as attached as Annex 8.5. For the sake of clarification: To the extent that the Distribution Agreement as attached as Annex 8.5 permits the Seller and/or the Seller’s affiliates to directly or indirectly sell or distribute any of their products in Germany and/or Austria, e.g. (i) with respect to such products which the Company chooses not to distribute under the Distribution Agreement or (ii) if the exclusivity granted in the Distribution Agreement has terminated, the covenant not to compete pursuant to this Section 12.1 shall not be applicable.

12.2
If the Seller does not comply with the non-compete covenant and such infringement shall continue despite a warning notice from the Purchaser, then the Seller shall pay to the Purchaser a penalty of EUR 27,500.00. In the event of a permanent violation, the Seller shall pay for each month of the remaining term of the non-compete covenant during which such violation is existent a monthly amount of EUR 27,500.00. This shall be without prejudice to the right of the Purchaser to seek further damages to the extent suffered by the Purchaser or require cease and desist of the damaging conduct, provided, however, that any payment under the penalty shall be credited to damages to which the Purchaser is entitled and that all claims of the Purchaser pursuant to Section 12 shall be limited in the aggregate to 75% of the Net Purchase Price pursuant to Section 3.1.

Section 13
Notifications to the Parties

13.1	All declarations, notifications or other communications under this Agreement and its Annexes shall be made and be submitted in writing (§ 126 BGB) to the addresses specified below.

13.2	Notices to the Seller:

STAAR Surgical AG,
Attn.: David Bailey and José Marti
Hauptstraße 104,
2560 Nidau
Switzerland

and

STAAR Surgical Company
Attn.: General Counsel
1911 Walker Ave.
Monrovia, CA 91016,
USA

with a copy to:

Taylor Wessing
Rechtsanwalt Robert P. Wethmar
Am Sandtorkai 41
20457 Hamburg
Germany

13.3	Notices to the Purchaser:

Domilens Akquisitions GmbH,
Attn: Dr. Reinhard Pichl
Holsteiner Chaussee 303 a,
22457 Hamburg,
Germany

with a copy to:

Rittstieg Rechtsanwälte
Rechtsanwalt  Dr. Jörn Wöbke
Hohe Bleichen 19,
20354 Hamburg
Germany

13.4	The aforementioned addresses shall remain in effect unless and until a Party has notified the other Party in writing of the alteration of its address.

Section 14
Execution of this Agreement

14.1
The Parties shall participate and support each other in order to execute this Agreement without delay, in particular they shall take all measures and make all declarations necessary for the execution of this Agreement.

14.2
If execution measures performed with due care and in accordance with common behaviour patterns of the relevant branch may be expected to result in material adverse effects, each Party shall prior to the performance of such measure inform the other Party in writing and shall only perform such measure with the prior written consent of the other Party.

Section 15
Miscellaneous

15.1
The costs for the notarization of this Agreement and its execution shall be borne by the Purchaser. All transfer taxes resulting from or in connection with this Agreement and its execution, in particular real estate transfer taxes, shall be borne by the Purchaser. In other respects, the Parties shall each bear their own costs, in particular the costs for their respective tax, legal and financial advisors.

15.2	This Agreement, including its Annexes, shall be governed and construed in accordance with German law, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

15.3	In the event of any dispute between the Parties arising out of or in connection with this Agreement, exclusive jurisdiction shall be with the competent courts in Hamburg, Germany.

15.4
This Agreement constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof. Side agreements to this Agreement do not exist.

15.5
Amendments and supplements to this Agreement shall be valid only if signed by the Seller and the Buyer and made in writing (Section 126 BGB), except where a stricter form (e.g. notarization) is required under applicable law. The same applies for any amendment or supplement to this provision.

15.6
All Annexes are an integral part of this Agreement. Other ancillary agreements have not been made. Headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement. Where a German term has been inserted, either directly or in brackets after the English term (or such English term is repeated elsewhere in this Agreement), the German term alone and not the English term to which it relates shall be decisive for purposes of interpretation of the relevant English term in this Agreement.

15.7
The Purchaser may not assign this Agreement and any claims or rights under this Agreement without the prior written consent of the Seller, except for assignments to the Purchaser’s banks financing the transaction governed by this Agreement.

15.8
The term “Business Day” shall mean all working days except for Saturdays and Sundays and the statutory holidays (gesetzliche Feiertage) of Hamburg/Germany. As far as interest (interest for delay or other interest) is payable pursuant to this Agreement, such interest shall be calculated on the actual days elapsed and on a 360 day/year-basis (360/360).

15.9	If a provision of this Agreement is or becomes wholly or partially ineffective or unenforceable, the effectiveness and enforceability of all other provisions in this Agreement shall remain unaffected.

Annex 3.5.2

Staar EBIT calculation based on German GAAP (HGB)

Item / Account		Commentary	Exemplary calculation for the year 2009 (EUR)

Jahresüberschuss	Net income	as defined by HGB (Section 275 (2) 20.)	446,890.00

plus/minus Sonstige Steuern	plus/less Other taxes	as defined by HGB (Section 275 (2) 19.)	5,654.17
			5,654.17

plus/minus Steuern vom Einkommen und vom Ertrag	plus/less Income taxes	as defined by HGB (Section 275 (2) 18.)	267,059.42
S22830	Körperschaft-Steuererstattung		-1,859.40
[Ledger Acc.]	[to come]		268,918.82

plus Außerordentliche Aufwendungen	plus Exceptional expenses	as defined by HGB (Section 275 (2) 16.)	45,499.19
S20000	Außerordentliche Aufwendungen		45,499.19

minus Außerordentliche Erträge	less Exceptional income	as defined by HGB (Section 275 (2) 15.)	116,001.00
S27150	Erträge aus Zuschreibungen des Umlaufvermögens		116,001.00

Ergebnis der gewöhnlichen Geschäftstätigkeit	Result from ordinary operations	as defined by HGB (Section 275 (2) 14.)	649,101.78

plus Zinsen und ähnliche Aufwendungen	plus Interest and similar expenses	as defined by HGB (Section 275 (2) 13.)	7.01
S21100	Zinsaufwendungen für kurzfristige Verbindlichkeitn		7.01
S21200	Zinsaufwendungen für langfristige Verbindlichkeiten		0.00

plus Abschreibungen auf Finanzanlagen und	plus Write-offs on financial assets and	as defined by HGB (Section 275 (2) 12.)	0.00
Wertpapiere des Umlaufvermögens	securities held under current assets

minus Zinsen und ähnliche Erträge	less Interest and similar income	as defined by HGB (Section 275 (2) 11.)	109,709.15
S26500	Sonstige Zinsen und ähnliche Erträge		108,551.15
S26570	Zinserträge §233a AO betriebliche Steuern		556.00
S26580	Zinserträge §233a AO Körperschaftsteuer / Vermögensteuer		602.00

minus Erträge aus anderen Wertpapieren und Ausleihungen	minus Income from other securities	as defined by HGB (Section 275 (2) 10.)	0.00
des Finanzanlagevermögens	and financial assets

minus Erträge aus Beteiligungen	minus Income from participations	as defined by HGB (Section 275 (2) 9.)	0.00

plus Aufwendungen aus Wechselkursdifferenzen	plus Expenses f. exchange rate losses	included in position "Sonstige betriebliche Aufwendungen"	357,121.97
S21500	Aufwendungen aus Kursdifferenzen		84,192.43
S48700	Abschreibungen auf Finanzanlagen		272,929.54

minus Erträge aus Wechselkursdifferenzen	less Income from exchange rate gains	included in position "Sonstige betriebliche Erträge"	160,648.35
S26600	Erträge aus Kursdifferenzen		160,648.35

EBIT (vor Bereinigungen)	EBIT (pre adjustments)		735,873.26

plus/minus Aufwendungen/Erträge für Management Gebühren	plus/less Expenses/income from	included in position "Sonstige betriebliche Aufwendungen"	320,368.56
von/an Eigentümern	management service charges	of HGB Section 275 (2) 8.
	to/from shareholders
S47801	Fremdarbeiten USA/Schweiz (Management Service Fees)		322,614.02
S47802	Management Service Fees (Domilens) 19% MWSt		-2,245.46

plus/minus Andere nicht operative, außerordentliche oder	plus/less Other non-operating or	list of such potential items to be provided by the Company	431,359.75
periodenfremde Sachverhalte, die im EBIT	extraordinary items or items
vor Bereinigungen enthalten sind	items belonging to other
	accounting periods
		(included in EBIT pre adjustments)
Excluding Stock Provision belonging to prior years			95,000.00	Not relevant in future	E X A M P L E S
Excluding Staar Related SOX and Audit Cost			85,000.00
Excluding Bonus Expenses due to new Bonus Plan			119,000.00
Excluding Special Merger Cost			21,000.00

Excluding Differences US-German GAAP due to Bundling Provisions			102,026.83	From 2010 no difference between US GAAP and German GAAP, as deprciation according to contract term in both cases (as discussed with Tony).
Excluding Differences US-German GAAP due to Capital Lease			9,332.92	According to German GAAP leasing fees higher then depreciation and interest. But will be less each year. Proposal: use only leasing fees, no adjustments.

plus/minus Operative oder betriebliche Sachverhalte, die NICHT	plus/less Operating items NOT		0.00
im EBIT vor Bereinigungen enthalten sind		(included in EBIT pre adjustments); e.g.

		• acquisition expenses, i.e. legal, tax and financial advisor fees from the acquisition should not be borne by the Company (neither directly nor indirectly)

• acquisition indebtedness charges, i.e. interest, fees and any other charges related to indebtedness incurred for the Purchaser’s acquisition of the Company or any refinancing or assignment of such indebtedness

		• any earn out payments pursuant to Section 3.5 of the SPA
		• any additional revenue or expenses from companies that are acquired by the Company

Final EBIT for Staar			1,487,601.57

1/1

Annex 8.5

FORM OF DISTRIBUTION AGREEMENT

THIS AGREEMENT is entered into and made effective this 24th day of February, 2010, by and between

1.	STAAR SURGICAL AG,
a Swiss corporation with a principal place of business at Hauptstrasse 104, CH – 2560 Nidau, Switzerland

2.	STAAR Surgical Company,
a Delaware corporation with a principal place of business at 1911 Walker Ave., Monrovia, CA 91016, USA

3.	STAAR Japan Inc.,
a Japanese corporation, with its principal place of business at 2-13-29, Konan, Minato-Ku, Tokyo 108-0075, Japan

(hereinafter together referred to as "Companies" or individually as “Company”)

And

4.	Domilens GmbH,
a German limited liability company organized and existing under the laws of Germany, with its principal place of business at Holsteiner Chaussee 303a 22457 Hamburg, Germany

(hereinafter referred to as "Distributor").

1.           Appointment and Acceptance

1.1           Companies hereby appoint Distributor to purchase and resell the Products in the Territory during the term of this Agreement.  Companies shall be separately liable for any obligations of any of the Companies under this Agreement and shall therefore not be jointly and severally liable. Distributor accepts this appointment on the terms and conditions set forth herein. During the first part of the term of this Agreement until February 23, 2013 Distributor shall be appointed on an exclusive basis. If the exclusivity is not mutually renewed in writing after February 23, 2013, Distributor shall act on a non-exclusive basis during the second part of the term of this Agreement from February 24, 2013 until February 23, 2015. Distributor shall not represent, manufacture, market or sell in the Territory any products, which are in competition with the implantable collamer lenses (ICL) or the preloaded silicone KS-3AI intraocular lenses manufactured by the Companies until February 23, 2013 or during any period thereafter for which the exclusivity is mutually renewed in writing.

1.2           The term "Products" shall mean the products, specified by brand name, manufactured and/or sold by Companies listed on Exhibit A hereto.  Any of the Companies may from time to time modify or change the design or specification of any of the Products. The relevant Company will notify Distributor promptly of any significant modification or change in the design or specifications of any Product. Companies reserve the right to delete discontinued Products upon ninety (90) days prior written notice to Distributor. The Companies and the Distributor agree that Distributor’s rights pursuant to article 1.1 shall also automatically comprise any modifications, revisions or extensions of existing Products manufactured by the Companies. The Companies shall inform the Distributor in due time of the modification, revision or extension of any such existing Product. The Parties shall then mutually agree on reasonable terms on prices and supply quantities.  For any new products, which are not modifications, revisions or extensions of existing Products, the Parties shall negotiate in good faith, whether these new products shall be distributed by the Distributor and the prices and supply quantities of such new products. In particular a Product shall be regarded as a new product when it is substantially different to an existing Product. A Product shall be regarded as a modification, revision or extension if it substitutes for an existing Product. The Companies shall have no obligation to propose to the Distributor the distribution in the Territory of third party products already distributed by any affiliate of the Companies. New products to be distributed by the Distributor upon mutual agreement shall be included within the term "Products" hereunder by way of an amendment to Exhibit A.

1.3           The term "Territory" shall mean the geographic area defined on Exhibit B hereto.  Distributor agrees not to actively distribute the Products, neither to advertise the Products nor to establish any branch nor to maintain any distribution depots for distribution of the Products, outside the Territory in a territory which is exclusively granted to another distribution partner of Companies or which Companies have reserved for itself. This restriction shall not prevent Distributor from processing any unsolicited requests from customers outside the Territory. Companies are entitled to name these territories in due time to Distributor. The territories which are actually granted to another distribution partner or which Companies have reserved for themselves are listed in Exhibit C.

1.4           Distributor shall take over from Companies the customers currently existing in the Territory. These customers and the annual turnover realised with these customers during the last five calendar years are listed in Exhibit D.

1.5           Companies and Distributor agree that all purchase orders shall (in accordance with past practice) be directed to either STAAR SURGICAL AG or STAAR Japan Inc. and STAAR Surgical Company shall be under no obligation to provide Distributor with the Products as long as Distributor can order them from either STAAR SURGICAL AG or STAAR Japan Inc..

2.           Direct Sales; Other Brand Names

2.1           Companies’ policy is to sell the Products through their distributor organization, wherever possible.  As long as the Companies supply the Distributor on an exclusive basis the Companies will thus not make any direct sales of the Products to customers in the Territory and will refer such customers to the Distributor. After the exclusivity period has ended, Companies shall be free to make sales of the Products directly or through third parties, without Companies being obligated to compensate Distributor.

2.2            Companies acknowledge that during the exclusivity period their supply obligations pursuant to this Agreement in the Territory extend to any Products under a brand name different from a Product brand name as long as such Products are manufactured by the Companies and are in all material respects of the same type, size and capability of the Products.

3.           Business of Distributor

3.1           Distributor is and shall remain an independent contractor and the relationship between Companies and Distributor shall not be construed as a principle-agent relationship or partnership unless Distributor agrees to that relationship in writing.  Distributor agrees that the Companies have granted it no authority to act or make any representations or warranties on behalf of Companies.  Distributor is at all times acting for its own account, and at its own expense.  Distributor represents to Companies that Distributor has adequate personnel, facilities and other resources in the Territory from which to sell and distribute the Products.  Distributor shall comply with all applicable laws, statutes, regulations and treaties relating to the sale and distribution of the Products and the performance of its duties and obligations hereunder.

4.           Term

4.1           This Agreement becomes effective upon signing. The term of this Agreement shall terminate subject to the terms and conditions of this Agreement on February 23, 2015.  If Companies and Distributor expressly agree in writing to renew this Agreement prior to the foregoing expiration date, this Agreement shall continue in full force and effect until February 23 of the calendar year following the expiration date.

5.           Prices and Terms

5.1           The prices which Distributor shall pay to Companies for the Products shall be fixed for 2010 as specified on the Price List included within Exhibit A.  The prices quoted are exclusive of any national, state or local sales, use, value-added or other taxes, customs duties, or similar tariffs and fees which shall be the responsibility of Distributor.  In the event that Companies are required to pay any such taxes, duties or fees, such items will be added to the invoice to be paid by Distributor. Prices are subject to an annual review by the Parties. If the Parties cannot agree on an adjustment of prices, the Companies are entitled to increase the prices invoiced to the Distributor for ICL lenses in line with inflationary increases of prices in Germany. Subject to mutual agreement between the Parties the prices for KSX and KS3-AI (“Cataract Products”) would then stay the same unless Companies can demonstrate that its costs have risen more than 20 % as compared to Companies’ costs at the time Companies and the Distributor have last agreed on prices in which case Companies can pass on such increased costs to Distributor as price increases.

5.2           Payment for the products will be in EUR (Euro) into such bank account as designated by the relevant Company to Distributor. Terms of payment shall be by irrevocable letter of credit acceptable to the relevant Company. Distributor will effect payment at 60 (sixty) days after the invoice. As from day 61 (sixty one) all accounts will be subject to an interest charge of 1% per month.

5.3           In the event Companies establish a line of credit for Distributor or permit Distributor to purchase Products on open account, Companies retain title to said Products and reserve all rights with respect to such delivered Products permitted by law including, without limitation, the rights of recession, repossession, resale, and stoppage in transit until the full amount due from Distributor in respect of such Products has been paid.

6.           Companies Obligations

Companies shall, during the term of this Agreement:

6.1           Provide Product training, at mutually acceptable times and places, for a reasonable number of Distributor's personnel, provided that Distributor shall pay all expenses of its personnel attending such training sessions (including without limitation salaries and transportation), while Companies will pay for their own expenses related to such training sessions;

6.2           Furnish Distributor, without charge, reasonable quantities of Product literature, in the English language, which Companies may publish or prepare from time to time;

6.3           Render reasonable periodic assistance to Distributor on Product technical and sales issues; and
6.4           Invoice Distributor for each Product sold on the day it is shipped or in accordance with the terms of the accepted order.

6.5           In 2010 the Companies will pay to the Distributor a marketing allowance amount of EUR 47,220.00 (gross). The amount is payable in four equal installments which are payable at the end of each quarter in 2010 respectively. The Companies shall be entitled to recommend the marketing activities which are financed by such marketing allowance. Provided that Distributor uses the marketing allowance to finance marketing activities for ICLs (which do not have to occur in the quarter in which an installment is received but all usage of ICL marketing allowances shall have occurred not later than 30 June 2011) it shall have the final right to decide which activities are to be financed through the marketing allowance.

7.           Distributor Obligations

Distributor shall, during term of this Agreement:

7.1           Actively use its best efforts to promote and penetrate the market for the Products in the Territory. After the end of the exclusivity period Distributor shall only be under an obligation to use reasonable efforts to promote and penetrate the market for the Products in the Territory;

7.2           Employ adequate staff having specialized technical training, maintain adequate stocks of Products, and maintain facilities and other resources within the Territory, at its own expense, from which to sell and distribute the Products;

7.3           Submit to Companies regular quarterly status reports reflecting sales activities and anticipated requirements of customers in the Territory; notwithstanding this obligation to keep Companies informed Distributor shall not be obliged or entitled to disclose the identity of its customers to Companies, neither during the term of this Agreement, nor upon or by reason of its termination, unless Companies expressly request such disclosure in order to conduct a Recall pursuant to Section 11 of this Agreement. After the end of the exclusivity period, Distributor shall not be under an obligation to provide reports reflecting anticipated requirements of customers in the Territory;

7.4           Maintain adequate insurance against all types of public liability, in such amounts and with such insurers as is customary in accordance with sound business practices.   At either Companies' request, furnish to Companies a certificate of insurance or other evidence satisfactory to Companies with respect to the above; and

7.5           Provide customer and guarantee services as required herein.

8.           Forecasts/Purchase Orders/Minimum Product Quantities

8.1           Distributor, on a quarterly basis, shall forward to Companies forecasts of Product requirements designating the quantities of each model of the Products which Distributor intends to sell.

8.2           Any purchase orders issued by Distributor are subject to acceptance by Companies and will not be deemed accepted until a written confirmation has been dispatched by Companies.

8.3           During the exclusivity period of this Agreement, Distributor shall purchase from the Companies the minimum quantity of each Product ("Minimum Product Quantities") that Companies and Distributor shall agree upon in advance.  The Minimum Product Quantities for each line of Products (ICLs and Cataract Products) for the years 2010, 2011 and 2012 of this Agreement are shown on Exhibit E hereto. The Minimum Product Quantities for subsequent twelve month periods for which the exclusivity period is extended shall be submitted by Companies to Distributor, after consultation with Distributor at least ninety (90) days prior to each such twelve month period.  If Companies and Distributor fail to agree upon the Minimum Product Quantities for any such twelve month period, then the Minimum Product Quantities for such twelve month period shall be deemed to be ten percent (10%) greater than the Minimum Product Quantities for the preceding twelve month period.  Failure of Distributor to purchase the Minimum Product Quantities during 2010, 2011 or 2012 and for any subsequent twelve month period in which the exclusivity is mutually renewed shall entitle the Companies to terminate the exclusivity effective January 1, of the calendar year following the calendar year in which Distributor failed to purchase the Minimum Products Quantities for that line of Products for which the Distributor has failed to purchase the Minimum Purchase Quantities (but treating for this purpose KS-3AI and KSX as one product category).

8.4           The Distributor places a binding purchase order with the Companies as detailed in Exhibit F for delivery before December 31, 2010 which amounts to the Minimum Purchase Quantity for 2010.

9.           Delivery

9.1           Delivery of all Products ordered by Distributor shall be made Ex Works at Companies’ facility or the named point of shipment.  ICC INCOTERMS (2000 edition) shall apply, except insofar as these INCOTERMS may be inconsistent with the terms of this Agreement.

9.2           In the event Distributor fails to take delivery and/or shipment of Products pursuant to the terms of this Agreement:  (i) Companies shall be entitled to store the Products in a warehouse at the expense and risk of Distributor; (ii) the price of the Products shall become immediately due and payable by Distributor; (iii) if payment is secured by a letter of credit, Companies may receive payment upon presentation of its sales invoice and warehouse receipt; and (iv) after sixty (60) days from the date upon which the price becomes payable, Companies may dispose of the Products in a commercially reasonable manner without notice to Distributor and recover any shortfall and related expenses from Distributor.

9.3           All Products ordered pursuant to accepted purchase orders shall be scheduled for delivery in accordance with Companies’ then current and normal delivery times. Should the Companies fail to deliver accepted purchase orders in accordance with such delivery times they shall be liable for damages. Any such damage claim shall be limited to the purchase price invoiced by the relevant Company to Distributor of the delayed Product.

10.           Warranty and Limitation of Liability

10.1           Companies warrant that the Products, when delivered to Distributor pursuant to this Agreement, will meet the written Companies specifications for such Products in effect as of the time of such delivery. The foregoing warranty is in lieu of and excludes all other warranties, express or implied (including but not limited to any warranties of merchantability or fitness for a particular purpose).  Companies may twice attempt to replace any Product which is returned to and found to be defective . If a replacement is not provided within 30 days after Companies have been notified about a defective Product, Companies are liable for damages.  Companies shall, however, not be responsible for any incidental or consequential loss, damage, or expense which arises directly or indirectly from the use of the Products. The remedy for breach of warranty shall initially be, at option of the relevant Company which delivered the non-conforming Product, the repair or replacement, at the relevant Company’s expense, of the non-conforming Product; provided that, such Product is returned to the relevant Company within one (1) year after delivery (the "warranty period").  Distributor shall notify the relevant Company of the non-conforming Product within the warranty period.  In any event, the relevant Company shall only be liable for damages in an amount up to the purchase price invoiced by the relevant Company to Distributor of the returned product.. Products may only be returned by Distributor when accompanied by a return material authorization number issued by the relevant Company which delivered the non-conforming Product.  Shipping expenses for Products returned by Distributor will be prepaid by Distributor.  Companies shall pay for shipment back to Distributor for Products repaired under warranty.  For Products returned for repair that are not covered under warranty, Companies’ standard repair charges shall be applicable in addition to all shipping expenses.  Distributor is to observe transport and storage conditions of all products as indicated in the directions for use and packaging.  The above warranty is contingent upon proper installation, use and maintenance of the Products and does not apply to Products which have been repaired or modified without Companies’ written approval.

10.2           Distributor shall not make any representation or warranty as to the Products except for the warranty stated in Section 10.1 above.  Distributor shall not alter the Products and shall not recommend or knowingly sell the Products for any uses except as described in Companies’ Product label and labelling and in accordance with the written instructions and warnings furnished by Companies.  Distributor agrees to deliver to its customers at or before sale all specifications, inserts, instructions, and warnings furnished by Companies and to retain records evidencing such delivery.

10.3           Distributor agrees to indemnify Companies against any liability, demand, cost or expense (including reasonable attorney's fees) caused by any claim that is attributable to the failure by Distributor to perform its obligations hereunder or to Distributor's misconduct or negligence in the shipment, storage, handling, distribution, promotion or sale of the Products.

10.4           Companies agree to indemnify Distributor against any liability, demand, cost or expense (including reasonable attorney’s fees) caused by third parties who make any claims (including with respect to intellectual property rights) with respect to the manufacturing or design of the Products.

11.           Regulatory & Post-Market Surveillance Requirements

11.1           Traceability: Distributor shall maintain records to allow for traceability of individual serial/lot numbers to customers for all sales of the Products. The obligation to keep said traceability records shall survive termination of this Agreement.

11.2           Recall: In the event that Companies deem it necessary to recall any Product, or any governmental authority requests recall of any Product distributed or sold by Distributor or any other party which bought the Product from the Distributor for resale (“Third Party Reseller”) in the Territory, Distributor and Companies shall cooperate fully with each other in effecting such recall.   Distributor shall notify all customers who received the recalled product and shall record all receipts of product returned under the Recall. Companies inform the Distributor that he is expected to maintain copies of recall notification letters and to maintain a distribution log that can show where product was shipped.

11.3           Customer Complaints: For the purpose of this point, “Complaints” are defined as reports received by end users of Products or their healthcare providers related to the safety or efficacy of the Products.  Complaints will be received and documented by Distributor.  Documentation will include Product model and serial or lot number, customer contact information, and as much detail as possible regarding the nature of the complaint.  Distributor will forward any report of significant bodily injury or death resulting from use of Products to Companies immediately, but not later than within two (2) working days of receipt.  Distributor Reseller will forward all other complaints to Companies immediately, but not later than within four (4) working days of receipt without disclosing the identity of the customer.  If evaluation of Product involved in a complaint by Companies is required, Distributor will use best efforts to retrieve Product, if available, and return to Companies.  Companies will pay for shipment of such Product back to Companies.  Companies take responsibility to investigate all Complaints, and to determine if reporting to regulatory authorities in various markets is required, and to submit such reports when required.

11.4           Medical Device Regulation: Companies informs Distributor that Sections 1, 2, and 3 are requirements of the Medical Device Directive (93/42/EEC), and that non respect by Distributor of these sections will oblige Companies to immediately cease supply of Products to Distributor, and will be regarded as failure to perform a material obligation, warranty, duty or responsibility.

11.5           Regulatory Requirements: The Distributor confirms to have full understanding of and will take full responsibility in order to fulfill the legal Regulatory Requirements that govern his area of distribution. Companies inform the Distributor that Companies do not take any legal reliability or responsibility for damages, costs or legal consequences that may result from the non-observation of the Regulatory Requirements prescribed by law in the country of distribution. (including special access, if applicable).

11.6           Training: The Distributor confirms to have been fully trained by Companies on the products and procedures of Companies. The Distributor confirms to be familiar with the surgical procedures for Products. Furthermore, The Distributor confirms to meet Companies’ requirements and to only resell product to surgeons who have been duly trained on the surgical procedure. Companies refuse to accept any legal liability or responsibility for product being subject of complaint and/or patient injury that may result from a malpractice of the surgical procedure.

11.7           Third Party Resellers: Distributor shall have the right to appoint sub-distributors or agents for the sale of the Products in the Territory. Distributor will inform the Companies before any future appointment. The Distributor shall ensure that every contract with a Third party Reseller contains equivalent obligations of the Third Party Reseller to the obligations of the Distributor pursuant to this Section 11. Distributor shall further ensure that Companies can independently enforce any such obligations of a Third Party Reseller

12.           Governmental Approvals and Registrations

12.1           With the exception of the health registrations for the Products provided for in Section 12.2 below, Distributor shall secure (and provide copies thereof to Companies) all necessary governmental permits, licenses and registrations required in connection with the importation and resale of the Products in the Territory. Upon expiration or termination of this Agreement, Distributor shall (if legally possible and at the cost of Companies) transfer to each Company (or its nominee) all right and title to all import licenses or permits governing the importation of the Products of that Company into the Territory.

12.2           Copies of all permits, licenses and registrations referred in section 12.1shall be promptly forwarded to Companies.

13.           Companies’ and Distributors’ Proprietary Information and Rights

13.1           Distributor and Companies recognize and understand that all information not generally known concerning the other party and the Products, including but not limited to Companies’ and Distributor’s organization and business affairs, customer lists, sales information, operating procedures and practices, technical data, designs, software, know-how, trade secrets, and processes (the "Proprietary Information"), whether owned by Companies or Distributor or licensed by Companies or Distributor from third parties, are subject to a valuable proprietary interest of Companies and Distributor, and that Distributor and Companies are under an obligation to maintain the confidentiality of such Proprietary Information.  Without limiting the generality of the foregoing obligations, Distributor  and Companies agree that for the term of this Agreement and thereafter until such time as the Proprietary Information is in the public domain, Distributor and Companies will (i) not disclose, publish or disseminate any Proprietary Information, (ii) not use any Proprietary Information for its own account, (iii) not authorize any other person to disclose, publish or disseminate the Proprietary Information, and (iv) treat all Proprietary Information in a confidential manner, including appropriate marking and secure storage of written Proprietary Information. The Distributor agrees that the Companies and their ultimate shareholder may disclose the existence and content of this Agreement pursuant to applicable securities laws if the Companies and their ultimate shareholder reasonably determine that such disclosure is required.

13.2           No title or ownership of the software bundled or included with any Product ("Software") is transferred to Distributor, and such Software remains the proprietary property of Companies.  The Software is protected by the U.S. Copyright Act and by international copyright treaties.  All Software, including documentation and any subsequent updates provided by Companies to Distributor, is licensed only for use on the single Product on which the Software is first installed.  Unauthorized copying of the Software is expressly forbidden, and Distributor agrees not to distribute copies of the Software to nonlicensed parties.  In no event shall Distributor reverse engineer, decompile, or disassemble the Software.

13.3           Distributor acknowledges that the Companies are the owner and/or licensee in the Territory of the trademark(s) indicated on the Product packaging, advertising or promotional material or utilized in the sale of the Products (the "Trademarks").  During the term of this Agreement, Distributor is authorized to use the Trademarks solely in connection with Distributor's advertisement, promotion and distribution of the Products in the Territory.  Whenever the Trademark is used, e.g., on any package, label or advertisement, the right or most prominent use shall always be accompanied by a legend acceptable to Companies indicating that the Trademark is licensed to the Distributor by Companies.

13.4           Distributor shall neither use nor permit others to use the name "STAAR", or any abbreviation or modification thereof, or the Trademarks or any other trademark or trade name of Companies as part of the Distributor's firm name or corporate titles, in signs or in letterheads without the prior written consent of Companies.  Distributor may designate itself as a Distributor of Products in the Territory in such form and manner as Companies may approve of in advance in writing.  Distributor shall not grant this privilege to any third party or to any affiliates without Companies’ prior written consent.

13.5           Distributor acknowledges that Companies own and retain all patents, trademarks, copyrights and other proprietary rights in the Products, and agrees that it will not at any time during or after the termination of this Agreement assert or claim any interest in or take any action which may adversely affect the validity or enforceability of any trademark, trade name, trade secret, copyright, or other proprietary right owned by or licensed to Companies.  No license, either express or implied, is granted to the Distributor by this Agreement to any patents, trademarks, copyrights, processes, or other proprietary rights of Companies or its affiliates, except the right to sell the Products sold to the Distributor hereunder in the Territory, and the license to use the Software and Trademarks in connection therewith.

14.           Termination

14.1           Companies or Distributor shall have the right, at its option, to terminate this Agreement, by giving written notice to the other party, effective immediately upon receipt of such notice, upon the occurrence of any of the following events:

(A)           In the event that the other party becomes insolvent; proceedings are instituted by or against it in bankruptcy, insolvency, re-organization or dissolution; or it makes a general assignment for the benefit of creditors, except (i) to the extent such unilateral right of termination is limited by national law or public policy of either party or (ii) Distributor makes such assignment for its banks or the banks financing its affiliates;

(B)           In the event that the other party fails to perform any material obligation, warranty, duty or responsibility under this Agreement (including without limitation Distributor's obligation to pay Companies amounts owing Companies when due and Distributor's obligations under Section 8.3) and such failure continues unremedied for a period of thirty (30) days following written notice thereof; or

14.2           Upon termination hereby by either party:

14.2.1        All sums due to either party from the other shall be promptly paid;

14.2.2        Distributor orders received and accepted by Companies prior to the effective date of the termination of this Agreement shall be fulfilled in accordance with their terms;

14.2.3        All property belonging to one party but in the custody of the other shall be returned;

14.2.4        Companies shall have the option to repurchase any or all current and resalable Products in Distributor's inventory at Distributor's original net purchase price;

14.2.5        Distributor shall cease all display, advertising and use of Companies trade names, trademarks (including the Trademarks), logos and designations, except uses on the Products which remain in Distributor's possession; and

14.2.6        Except for Distributor’s failure to purchase the Minimum Products Quantities pursuant to Section 8.3. of this Agreement, neither party shall be liable to the other for loss or damage arising from termination of this Agreement and Distributor hereby waives any compensation that would otherwise be payable to it by reason of such termination.

14.2.7        Any termination of this Agreement shall always have effect towards all Parties of this Agreement.

15.           U.S. Laws and Regulations

15.1           Distributor acknowledges that Companies have informed it that United States law and related regulations may under certain circumstances forbid the re-export of Products (or associated technical data) sold or transferred to customers in the Territory or elsewhere.  Distributor agrees that it will make every reasonable effort to comply with such regulations, including providing customer information required by Companies to comply with United States and local country laws and regulations.

15.2           Distributor acknowledges that Companies have informed it that United States law forbids the making of gifts or payments to government employees or political parties to induce such employees or parties to misuse positions of influence in order to obtain or retain business.  Distributor agrees that it will not engage in such conduct, nor permit others under its control to make such gifts or payments.

16.           Limitation of Liability

16.1           Neither Companies nor Distributor shall be liable to the other, or to Distributor's customers, for any special, indirect, or consequential damages, including but not limited to loss of profits, loss of business opportunities, or loss of business investment, unless explicitly provided for in this Agreement.

17           Survival

17.1           In addition to Distributor's obligation to pay Companies all amounts due hereunder, the provisions under Sections 10, 11, 12, 13, 15, 16, and 17 shall survive termination of the Agreement, as well as such other provisions which by their meaning and intent have applicability beyond the terms of this Agreement.

18           Assignment

18.1           Neither party may assign any of the rights or obligations set forth in this Agreement without the prior written consent of the other; provided that, (i) Companies may assign any of their rights and delegate any of their obligations hereunder to each other, their subsidiaries and affiliated companies or in connection with a sale or transfer of all or substantially all of their business to which this Agreement relates, whether by merger, sale of assets or otherwise, without Distributor’s prior written consent and (ii) Distributor may assign any of their rights hereunder to the its banks or the banks of its affiliates.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any of the Companies shall be entitled to demand in its own name and for its own account from Distributor the fulfilment of its obligations toward the relevant Company or any of the other Companies. Distributor shall be entitled to demand from Companies that any affiliates of Companies that are not a party to this Agreement observe the terms of this Agreement as well.

19           Integrated Agreement

19.1           This Agreement constitutes the entire understanding and agreement between Companies and Distributor and terminates and supersedes all prior formal or informal understandings or agreements. Distributor expressly waives any rights it may have resulting from the termination of any prior formal or informal understanding or agreement.

20.           Force Majeure

20.1           Performance of the parties hereto of their respective obligations hereunder shall be subject to force majeure and acts of God, including but not limited to, insurrections, riots, wars and war-like operations, explosions, governmental acts, epidemics, failure of contractors to perform, strikes, fires, accidents, acts of any public enemy, inability to obtain required materials, supplies, products or qualified labour, delay in transportation and any applicable law, regulation or restriction of any foreign, federal, state or local governmental entity or instrumentality.  However, the parties hereto shall use their best efforts to avoid, remove or cure said circumstances.  Any party temporarily excused for performances hereunder by any such circumstance shall resume performance with utmost dispatch when such circumstances are removed or cured.  Any party claiming such circumstances as an excuse for delay in performance shall give prompt notice in writing thereof to the other party.  Nothing herein and no contrary provisions of any law, regulation, or governmental pronouncement shall, however, relieve the Distributor of its obligation to make the payments to Companies required hereunder at the times and in the manner specified.

21.           No Waiver

21.1           No waiver by either party of any breach or default of any of the covenants or agreements herein contained shall be deemed a waiver as to any subsequent or similar breach or default.  No right or remedy herein conferred upon either party is exclusive of any other right or remedy herein or by law or in equity provided or permitted.

22.           Severability

22.1           This Agreement is divisible, and provisions herein held to be violate of any applicable treaties, statutes or regulations of any governmental agency having jurisdiction shall effect only that portion held to be invalid or inoperative, and the remaining portions of this Agreement shall remain in full force and effect.

23.           Counterparts

23.1           This Agreement may be executed in duplicate counterparts, each of which shall be deemed to be an original; provided however, such counterparts shall together constitute only one instrument.

24.           Notice

24.1           Notices to be given to any party under this Agreement shall not be effective unless in writing and hand-delivered or mailed by certified or registered mail to the party to whom notice is to be given at the address dated on the cover page hereof or sent by telefax to the party to be notified to such telefax number as such party hereafter designates by written notice to the other party.  Notices sent by mail shall be deemed to have been given ten (10) days after the postmark thereof.  All other notices shall be deemed to have been given on the date of receipt thereof.  Any party may change its address by giving written notice of such change in the manner provided herein.

25.           Language

25.1            This Agreement has been written in the English language.  It may be translated, for convenience, into other languages.  However, in the case of conflict or disagreement, the executed English language version shall prevail.

26.           Orders preceding this Agreement

26.1           Any previously accepted orders for Products which have not been delivered or paid at the date this Agreement is signed remain unaffected.

27.           Governing Law and Dispute Resolution

27.1           This Agreement is governed by and construed in accordance with the laws of Switzerland, excluding any applicable provisions of the United Nations Convention for the International Sales of Goods.

27.2           Any disputes regarding this Agreement and regarding all sales of the Products to the Distributor shall be settled exclusively by the courts of Zürich, Switzerland.

IN WITNESS WHEREOF, Companies and Distributor have duly executed this Agreement.

STAAR SURGICAL AG	STAAR Surgical Company
a Swiss corporation	a Californian Company

By: ___________________________	By: ___________________________

Title: __________________________	Title: __________________________

Date: __________________________	Date: __________________________

STAAR Japan Inc.,	Domilens GmbH
a Japanese corporation

By: ___________________________	By: ___________________________

Title: __________________________	Title: __________________________

Date: __________________________	Date: __________________________

EXHIBIT A – The Products

EXHIBIT B – The Territory

EXHIBIT C – Countries exclusively assigned to the another distributor or reserved to Companies

EXHIBIT D – Existing Customers

EXHIBIT E – Minimum Product Quantities

EXHIBIT F – Binding Order